Exhibit 95.1

Mine Safety Disclosures

We have in place health and safety programs that include extensive employee training, accident prevention, workplace inspection, emergency response, accident investigation, regulatory compliance and program auditing.  The objectives of our health and safety programs are to eliminate workplace incidents, comply with all mining-related regulations and improve mine safety.

The operation of our domestic mines is subject to regulation by the federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").  MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.  As required by the reporting requirements included in section 1503(a) of the Dodd-Frank Act, we present the following information regarding mining safety and health matters, with respect to our mining operations.

For the three-month period ended September 30, 2013, none of our mining operations received written notice from MSHA of (i) an order issued under section 104(b) of the Mine Act; (iii) a citation or order for unwarrantable failure to comply with mandatory health or safety standards under section 104 (d) of the Mine Act; (iv) a flagrant violation under section 110(b)(2) of the Mine Act; (v) an imminent danger order under section 107(a) of the Mine Act; (vi) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of our mine health or safety hazards under section 104(e) of the Mine Act; or (vii) the potential to have such a pattern.  For the three-month period ended  September 30, 2013, we experienced no fatalities.

The table below sets forth by mining complex the total number of citations and/or orders issued during the three-month period ended September 30, 2013 by MSHA to AMCOL and its subsidiaries under the indicated provisions of the Mine Act, together with the total dollar value of proposed MSHA assessments.

Mine	Section 104 (1)	Proposed MSHA Assessments (2)	Legal Actions Pending as of Last Day of Period		Legal Actions Instituted During Period	Legal Actions Resolved During Period
Amounts are actual, not thousands
Gascoyne Mine & Mill	-	$-	1	(3)	-	-
Belle Fourche Mill	-	-	2	(4)	-	-
Lovell Mill	-	263	1	(5)	-	1
Colony West Mill	-	-	3	(6)	1	-
Colony East Mill	-	-	2	(7)	-	1
Yellowtail Mine	-	-	-		-	-
Belle/Colony Mine	-	-	-		-	-
Sandy Ridge Mill	1	-	-		-	-

1.	Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Mine Act for which AMCOL and its subsidiaries received a citation from MSHA

2.	Total dollar amount of proposed assessments received from MSHA during the three-month period ended September 30, 2013.

3.	This number consists of 1 pending legal action related to contests of proposed penalties referenced in Subpart C of the Mine Act.

4.	This number consists of 2 pending legal action related to contests of proposed penalties referenced in Subpart C of the Mine Act.

5.	This number consists of 1 pending legal actions related to contests of proposed penalties referenced in Subpart C of the Mine Act.

6.	This number consists of 3 pending legal actions related to contests of proposed penalties referenced in Subpart C of the Mine Act.

7.	This number consists of 2 pending legal actions related to contests of proposed penalties referenced in Subpart C of the Mine Act.

In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.